SENT VIA FAX AND EXPRESS MAIL

April 21, 2009

Stephen Krikorian

Jason Niethamer

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Visa Inc.
Form I0-K for the Fiscal Year Ended September 30, 2008
File No. 001-33977

Gentlemen:

In connection with Visa Inc.’s (the “Company” or “Visa”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 21, 2008, we are writing in response to the Staff’s comments as transmitted to the Company by letter dated February 6, 2009 as discussed further in conference calls held on March 17, and April 1, 2009. This letter details the draft disclosure discussed with the Staff which the Company proposes to include in its Form 10-Q for the quarters ending March 31, and June 30, 2009 as well as its Form 10-K for the year ended September 30, 2009 in response to your comments.

The Company proposes to enhance its discussion of the put option in the Liquidity section of Management’s Discussion and Analysis in its Form 10-Q for the quarters ending March 31, and June 30, 2009 through inclusion of the below draft disclosure. Further edits to this draft disclosure will be made as necessary to reflect any changes in facts and circumstances.

Uses of Liquidity

Visa Europe put-call option agreement. We have granted Visa Europe a perpetual put option which, if exercised, will require us to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Visa Europe may exercise the put option at any time. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies Visa Inc.’s forward price-to-earnings multiple (the “P/E ratio”) at the time the option is exercised (as defined in the option agreement) to Visa Europe’s projected sustainable adjusted net operating income for the forward 12-month period (“adjusted sustainable income”). Visa Europe’s adjusted sustainable income is calculated under the terms of the put option agreement and includes potentially material adjustments for cost synergies and other negotiated items.

At March 31, 2009, the fair value of the put option liability was $XXX million. While this amount represents the fair value of the put option at March 31, 2009, it does not represent the actual purchase price that we may be required to pay if the option is exercised. The purchase price we could be obligated to pay 285 days after exercise will represent a substantial financial obligation, which could be several billion dollars or more. We may need to obtain third-party financing, either by borrowing funds or undertaking a subsequent equity offering in order to fund this payment. The amount of that potential obligation could vary dramatically based on, among other things, Visa Europe’s adjusted sustainable income and our P/E ratio, in each case, as determined at the time the put option is exercised.

Given the perpetual nature of the put option and the various economic conditions which could be present at the time of exercise, the ultimate obligation of the Company in the event of exercise cannot be reliably estimated. The following table calculates the Company’s total obligation (in millions) assuming, for illustrative purposes only, a range of P/E ratios for Visa Inc. and assuming that Visa Europe demonstrates $75 million of adjusted sustainable income at the date of exercise. The $75 million of assumed adjusted sustainable income provided below for illustrative purposes only is based on Visa Europe’s financial results for the year ended September 30, 2008. However this does not represent an estimate of the amount of adjusted sustainable income Visa Europe would have been able to demonstrate at September 30, 2008 or will be able to demonstrate at any point in time in the future. The table also provides the amount of increase or decrease in the payout, assuming the same range of estimated P/E ratios, for each $25 million of adjusted sustainable income above or below the assumed $75 million demonstrated at the time of exercise. At March 31, 2009, the Company’s P/E ratio was xx.x and the P/E differential, the difference between this ratio and the ratio applicable to Visa Europe, was not significantly different than the assumed long term differential of 5.3x the Company used to value the put option. However, these ratios are for reference purposes only and are not necessarily indicative of the ratio or differential that could be applicable if the put option were to be exercised at any point in the future.

Visa Inc.’s 12-Month Forward Price-to- Earnings Ratio	Payout Assuming Adjusted Projected Sustainable Net Operating Income of $75M1	Increase/Decrease in Payout for Each $25M of Sustainable Net Income Above/Below $75M
25	$1,875	$625
20	$1,500	$500
15	$1,125	$375

1 - Given the large range of different economic environments and potential circumstances under which Visa Europe could decide to exercise their option the ultimate purchase price could be several billion dollars or more.

The Company proposes to enhance its disclosure regarding the put option in the footnotes to its interim financial statements in its Form 10-Q for the quarters ending March 31, and June 30, 2009 through inclusion of the below draft disclosure. Further edits to this draft disclosure will be made as necessary to reflect any changes in facts and circumstances.

Visa Europe Put Option Agreement

The Company granted Visa Europe a perpetual put option, which if exercised, will require Visa Inc. to purchase all of the outstanding shares of capital stock of Visa Europe from its members. Visa Europe may exercise the put option at any time. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies Visa Inc.’s forward price-to-earnings multiple (the “P/E ratio”) at the time the option is exercised (as defined in the option agreement) to Visa Europe’s projected sustainable adjusted net operating income for the forward 12-month period (“adjusted sustainable income”). Visa Europe’s adjusted sustainable income is calculated under the terms of the put option agreement and includes potentially material adjustments for cost synergies and other negotiated items.

At March 31, 2009, the Company determined the fair value of the put option to be approximately $XXX million. While this amount represents the fair value of the put option at March 31, 2009, it does not represent the actual purchase price that we may be required to pay if the option is exercised, which could be several billion dollars or more. The fair value of the put option represents the value of Visa Europe’s option, which under certain conditions could obligate the Company to purchase its member equity interest for an amount above fair value. While the put option is in fact non transferable, its fair value represents our estimate of the amount we would be required to pay a third party market participant to transfer the potential obligation in an orderly transaction.

The fair value of the put option is computed using probability-weighted models designed to estimate the Company’s liability assuming various possible exercise decisions that Visa Europe could make under different economic conditions in the future, including the possibility that Visa Europe will never exercise its option. The most significant of these estimates are the assumed probability that Visa Europe will elect to exercise its option and the estimated differential between the P/E ratio and the P/E ratio applicable to Visa Europe on a stand alone basis at the time of exercise, which the Company refers to as the “P/E differential”.

Exercise of the put option is at the sole discretion of Visa Europe (on behalf of the Visa Europe shareholders pursuant to authority granted to Visa Europe, under its articles of association). We estimate the assumed probability of exercise based on reasonably available information including, but not limited to: (i) Visa Europe’s stated intentions; (ii) indications that Visa Europe is preparing to exercise as reflected in its reported financial results; (iii) evaluation of market conditions, including the regulatory environment, that could impact the potential future profitability of Visa Europe; and (iv) qualitative factors applicable to Visa Europe’s largest members, which could indicate a change in their need or desire to liquidate their investment holdings for capital adequacy or other purposes.

Factors impacting the assumed P/E differential used in the calculation include material changes in the P/E ratio of Visa Inc. and those of a group of comparable companies used to estimate the forward price-to-earnings multiple applicable to Visa Europe.

In determining the fair value of the put option at March 31, 2009, the Company assumed a XX% probability of exercise by Visa Europe at some point in the future and a P/E differential, at the time of exercise of XX.Xx. These assumptions are consistent with those used in the valuation of the put option at September 30, 2008.

The assumed probability that Visa Europe will elect to exercise its option and the estimated P/E differential are unobservable and therefore this liability is classified within the valuation hierarchy as Level 3. This liability is carried at fair value in other liabilities on the Company’s consolidated balance sheet with changes in fair value included in the Company’s consolidated statement of operations.

The Company intends to include the above draft Liquidity and footnote disclosure in its Form 10-K for the year ended September 30, 2009. Additionally, the Company intends to further enhance its discussion of the put option in its next Form 10-K filing by expanding upon its critical accounting policies discussion. The Company proposes that this section will read substantially as follows, however further edits to this draft disclosure and the quarterly disclosure detailed above will be made as necessary to reflect any changes in facts and circumstances.

Critical Accounting Estimates

Fair Value—Visa Europe Put Option

We have granted Visa Europe a perpetual put option under which Visa Inc. is required to purchase all of the share capital of Visa Europe from its members at any time. The purchase price of the Visa Europe shares under the put option is based upon a formula that, subject to certain adjustments, applies Visa Inc.’s forward price-to-earnings multiple, as defined in the agreement, at the time the option is exercised to Visa Europe’s projected sustainable adjusted net operating income for the forward 12-month period. (See page xx for further detail regarding the calculation of the put exercise price under the agreement.)

The fair value of Visa Europe’s option, which under certain conditions could obligate the Company to purchase its member’s equity interest for an amount greater than fair value, was determined to be approximately $XXX million at September 30, 2009. While the put option is in fact non transferable, this amount, recorded in our financial statements represents our estimate of the amount we would be required to pay a third party market participant to transfer the put option in an orderly transaction. Our valuation methodology involves using probability weighted models designed to estimate the present value of our liability assuming various possible exercise decisions that Visa Europe could make, including the possibility it will never exercise its option, under different economic conditions in the future. While this amount represents the fair value of the put option at September 30, 2008, it does not represent the actual purchase price that we may be required to pay if the option is exercised, which could be several billion dollars or more. See the Liquidity section of Management’s Discussion and Analysis on page xx for further discussion.

Assumptions and Judgment

The determination of the fair value of the put option requires significant estimates and assumptions. The most significant of these estimates are the assumed probability that Visa Europe will elect to exercise its option and the estimated differential between the forward price-to-earnings multiple applicable to our common stock, as defined in the put option agreement, and that applicable to Visa Europe on a stand alone basis at the time of exercise, which we refer to as the P/E differential.

Probability of Exercise - Exercise of the put option is at the sole discretion of Visa Europe (on behalf of the Visa Europe shareholders pursuant to authority granted to Visa Europe, under its articles of association). We estimate the assumed probability of exercise based on reasonably available information including, but not limited to: (i) Visa Europe’s stated intentions; (ii) indications that Visa Europe is preparing to exercise as reflected in its reported financial results; (iii) evaluation of market conditions, including the regulatory environment, that could impact the potential future profitability of Visa Europe; and (iv) qualitative factors applicable to Visa Europe’s largest members, which could indicate a change in their need or desire to liquidate their investment holdings for capital adequacy or other purposes.

P/E Differential – The P/E differential is determined by estimating the relative difference in the forward price-to-earnings multiples applicable to our common stock, as defined in the put option agreement, and that applicable to Visa Europe at the time of exercise. For valuation purposes, the forward price-to-earnings multiple applicable to our common stock at the time of exercise is estimated by evaluating various quantitative measures and qualitative factors. Quantitatively, we estimate our P/E ratio by dividing the average stock price over both the last twelve months (the “12-month P/E calculation”) and the last 30 trading dates (the “30-day P/E calculation”) prior to the measurement date by the median estimate of our net income per share for the 12 months starting with the next calendar quarter immediately following the reporting date. This median earnings estimate is obtained from the Institutional Brokers’ Estimate System (I/B/E/S). We then determine the best estimate of our long term price-to-earnings multiple for valuation purposes by qualitatively evaluating the 30-day P/E calculation as compared to the 12-month P/E calculation. In this evaluation we examine both measures to determine whether differences, if any, are the result of a fundamental change in long-term value of the Company or the result of short-term market volatility or other non-Company specific market factors that may not be indicative of the long-term forward P/E of the Company. We believe, given the perpetual nature of the put option, that a market participant would more heavily weight long-term value indicators, as opposed to short-term indicators.

Factors that might indicate a fundamental change in long-term value include, but are not limited to, changes in the regulatory environment, client portfolio, long-term growth rates or new product innovation. A consistent methodology is applied to a group of comparable public companies used to estimate the forward price-to-earnings multiple applicable to Visa Europe. These estimates therefore are impacted by changes in stock prices and the financial market’s expectations of the future earnings of Visa Inc. and the comparable companies.

Other estimates of lesser significance applied include growth rates and foreign currency exchange rates applied in the calculation of Visa Europe’s projected sustainable adjusted net operating income. The valuation model assumes a large range of annual growth rates reflecting the different economic environments and circumstances under which Visa Europe could decide to exercise. The lowest growth rates assumed reflect Visa Europe’s current business model as an association, owned by its member banks, while the highest reflect a successful shift to a for-profit model in anticipation of exercise. The scenarios with higher growth rates are assigned a significantly higher probability in the valuation model as the Company believes a market participant would more heavily weight these scenarios as it is likely that, should it choose to exercise its option, Visa Europe will seek to maximize the purchase price by adopting a for-profit business model in advance of exercising the put option. The foreign exchange rate used to translate Visa Europe’s results from Euros to U.S. dollars reflects the Company’s estimate of long-term exchange rates, and is determined based on forward foreign exchange rates available in the marketplace. The assumed timing of exercise of the put option used in the various modeled scenarios is not an overly significant assumption in the valuation as obligations calculated in later years are more heavily discounted in the calculation of present value.

Impact if Actual Results Differ from Assumptions

In the determination of the fair value of the put option at September 30, 2009, we have assumed a XX% probability of exercise by Visa Europe at some point in the future and a P/E differential, at the time of exercise, of approximately X.Xx. The use of a probability of exercise that is 5% higher than our estimate would have resulted in an increase of approximately $XX million in the value of the put option. An increase of one in the assumed P/E differential would have resulted in an increase of approximately $XX million in the value of the put option.

Finally, the Company reiterates its intention to provide the following proposed disclosures detailed in our previous response dated February 19, 2009.

The Company will enhance its disclosure in future Form 10-K’s to include a footnote to our contractual obligations table required by Regulation S-K Item 303(a)(5) detailing the following:

•

Due to the perpetual nature of the instrument and the various economic conditions, which could exist when the put is exercised, the ultimate amount and timing of the Company’s obligation, if any, cannot be reliably estimated. Therefore no amounts related to this obligation have been included in the table.

•

The fair value of the EU Put option itself totaling $XXX million at September 30, 20XX has also been excluded from this table as it does not represent the amount or an estimate of the amount of the Company’s obligation in the event of exercise.

•

A cross-reference to disclosure provided in the critical accounting policies section of Management’s Discussion and Analysis and to applicable footnotes to the financial statements where additional information is available regarding the put, it’s valuation and the potential obligation of the Company in the event of exercise.

The Company proposes to disclose the detail regarding the calculation of the put option exercise price substantially as appearing on page 217 and 218 of our Form S-1 filed on March 18, 2008.

The Company intends to provide the following disclosure in future Form 10-K’s to the extent that it remains applicable.

“The Company holds a call option under which it is entitled to purchase all of the share capital of Visa Europe. The Company may exercise the call option in the event of certain triggering events. These triggering events involve the performance of Visa Europe measured as an unremediated decline in the number of merchants or ATM’s in the Visa Europe region that accept Visa-branded products. The Company believes the likelihood of these triggers occurring to be remote.”

If you have any questions concerning the foregoing, please contact Jim Hoffmeister at (650) 432-8165, Visa’s Global Corporate Controller.

Sincerely,

/s/ Byron H. Pollitt
Byron H. Pollitt Chief Financial Officer

cc:	Joseph W. Saunders, Chairman of the Board and Chief Executive Officer
Robert Matschullat, Audit and Risk Committee Chairman
Thomas A. M’Guinness, Chief Corporate Counsel
James H. Hoffmeister, Global Corporate Controller